Ron Jibson to Retire; High-Level Operating Structure for Dominion Questar announced

Earlier today, Questar Chairman, President and CEO Ron Jibson announced that he plans to retire when Questar’s proposed merger with Dominion closes (link to release). “It’s been the opportunity of a lifetime for an ordinary engineer to have the extraordinary experience of helping to lead Questar,” said Ron. “As I’ve said for several years, I’m proud to have worked with 1,700 of my best friends who successfully operate one of the nation’s most respected companies.”
When filing for regulatory review of the proposed merger, Dominion and Questar Gas indicated they would provide status updates on organizational issues related to the utility beginning May 1. Today, Dominion announced high-level plans for how its western U.S. natural gas operations will be organized and managed after the combination is completed. The plans include the appointment of three long-time Questar executives to the senior leadership of what will be called Dominion Questar.
Craig Wagstaff, president of Questar Gas, will become president of Dominion Questar. He will be responsible for all current Questar operations, including Questar Gas, Questar Pipeline and Wexpro.
Wagstaff will also become a senior vice president of Dominion and will report to Dave Christian, CEO of Dominion Energy Infrastructure group and Dominion Virginia Power. Craig has been with Questar for 32 years, having held management positions in customer service, economic development, marketing, regional operations, and public and community relations.
Colleen Larkin Bell, Questar vice president and general counsel, will become Dominion Questar vice president and general manager of Dominion Questar Gas. She has been with Questar for 26 years, with most of her career at Questar Gas.
Brady Rasmussen, executive vice president and chief operating officer of Wexpro, will become Dominion Questar vice president and general manager of Dominion Wexpro. Brady has been with Questar for 21 years.
Bell and Rasmussen will report to Wagstaff. Other leadership appointments, including Questar Pipeline, are expected to be announced soon.
“As I look forward to our exciting combination with Dominion, I’m confident the team of local leaders Dominion has chosen will maintain the culture and traditions that have resulted in excellent service, careers and community involvement,” Ron said.
Dominion Questar support services ‒ such as IT, Human Resources, accounting, finance, law, tax, public policy and corporate communications ‒ will report through Dominion’s existing Services Company structure. Details of that are being worked out and will be announced soon.
Dominion Questar’s operating headquarters will be in Salt Lake City, in the current Questar headquarters building.